Exhibit 99.1.1

Response Biomedical Receives Decision Regarding CLIA Waiver for RAMP® NT-proBNP Assay for Diagnosis of Heart Failure (HF)

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 13, 2011--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has received a notification from the U.S. Food and Drug Administration (FDA) that its NTproBNP Assay did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).

“We are obviously disappointed in the position of the US FDA in this matter, and would emphasise that this decision in no way diminishes the current perception of this product in the marketplace,” said S. Wayne Kay, Chief Executive Officer. “The performance of our RAMP® NT-proBNP Assay has consistently been shown to be clinically concordant with that of the Roche Elecsys proBNP Test. The regulatory criteria for CLIA waiver have become significantly more stringent over the past few years, raising the bar to a level that few quantitative tests for clinically critical analytes may be able to achieve going forward.”

About HF

HF impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. HF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of HF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the Canadian Heart and Stroke Foundation, doctors estimate that there are 200,000 - 300,000 Canadians with heart failure. Since 1970, the number of Canadians dying from congestive heart failure has increased sixty per cent. According to the American Heart Association, -more approximately five million Americans are currently afflicted with HF and 550,000 new cases are diagnosed each year. The prevalence of HF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP

NT-proBNP is widely recognized as a definitive marker for the diagnosis of HF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of HF. Independent published studies show that NT-proBNP is also valuable for: risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of HF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with HF and for patients who have previously had a myocardial infarction.

About CLIA

In the US, the FDA has the authority to determine whether particular tests are "simple" and have "an insignificant risk of an erroneous result" under CLIA and thus eligible for waiver categorization. The Centers for Medicare & and Medicaid Services (CMS) is responsible for oversight of clinical laboratories, which includes issuing waiver certificates. CLIA requires that US clinical laboratories obtain a certificate before accepting materials derived from the human body for laboratory tests, and laboratories that perform only tests that are "simple" and that have an "insignificant risk of an erroneous result" may obtain a certificate of waiver.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners, Roche and Shionogi and through select international distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBFD". For further information, please visit the Company's website at www.responsebio.com.

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CONTACT:
Response Biomedical Corporation
Patricia Massitti, 604-456-6010
Senior Director, Administration & Corporate Communications
pmassitti@responsbio.com